UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cubist Pharmaceuticals, Inc.

File No. 000-21379 - CF#30533

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Cubist Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on August 14, 2000; August 9, 2006; August 4, 2008 and July 29, 2011.

Based on representations by Cubist Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.3	10-Q	August 14, 2000	through December 31, 2016
10.1	10-Q	August 9, 2006	through December 31, 2016
10.2	10-Q	August 4, 2008	through December 31, 2016
10.6	10-Q	July 29, 2011	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary